SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 3)

                            TENDER OFFER STATEMENT
                     PURSUANT TO SECTION 14(D)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              LORAL CORPORATION
                          (NAME OF SUBJECT COMPANY)

                         LOCKHEED MARTIN CORPORATION
                         LAC ACQUISITION CORPORATION
                                  (BIDDERS)

                   COMMON STOCK, PAR VALUE $0.25 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                                 543859 10 2
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANK H. MENAKER, ESQ.
                         LOCKHEED MARTIN CORPORATION
                            6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND  20817
                               (301) 897-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               WITH A COPY TO:
                            PETER ALLAN ATKINS, ESQ.
                                LOU R. KLING, ESQ.
                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                              919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                               (212) 735-3000

                          CALCULATION OF FILING FEE
       TRANSACTION VALUATION*             AMOUNT OF FILING FEE**

           $7,002,005,894                     $1,400,401.18

          * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.25 PER SHARE, OF LORAL CORPORATION AT $38.00 NET PER SHARE IN CASH.
         ** THE AMOUNT OF THE FILING FEE, CALCULATED IN
            ACCORDANCE WITH RULE 0-11(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE AGGREGATE VALUE OF CASH OFFERED BY LAC ACQUISITION CORPORATION FOR SUCH SHARES.
       ( )  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS
            PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION
            STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE
            DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $1,399,917  FILING PARTY:    LOCKHEED MARTIN CORPORATION
                                                     LAC ACQUISITION CORPORATION
FORM OR REGISTRATION NO.: SCHEDULE 14D-1 DATE FILED: JANUARY 12, 1996


               This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as may be amended from time to time, the "Schedule 14D-1") of LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), filed on January 12, 1996 with the Securities and Exchange Commission (the "Commission") in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value $.25 per share, of Loral Corporation (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 7, 1995 by and among the Company, Purchaser and Lockheed Martin. All capitalized terms set forth herein which are not otherwise defined herein shall have the same meanings as ascribed thereto in the Offer to Purchase, dated January 12, 1996 (which is attached as Exhibit (a)(9) to the Schedule 14D-1 (the "Offer to Purchase")). In connection with the foregoing, the Purchaser and Lockheed Martin are hereby amending and supplementing the Schedule 14D-1 as follows:

          Filing Fee on Cover Page of Schedule 14D-1;
          Adjustment in Number of Total Outstanding
          Shares Reflected in Offer to Purchase

               Recently, the Company informed Lockheed Martin that the Company had discovered a minor discrepancy in the aggregate number of Shares that may be issued upon the exercise of the stock options and other rights that had been granted under the Company's existing stock option plans. As set forth in Section 4.3 of the Merger Agreement (and as reflected on page 2 of the Offer to Purchase), the Company previously believed that it had 173,068,379 Shares outstanding and 11,131,234 Shares that may be issued upon the exercise of the stock options and other rights that had been granted under the Company's existing stock option plans. The Company has however recently indicated to Lockheed Martin that there are an additional number of stock options outstanding, representing the right to acquire 63,700 Shares at an exercise price of $27.594 per Share.

               Accordingly, (x) the number of Shares that may be issued upon the exercise of the stock options and other rights that had been granted under the Company's existing stock option plans, which was reflected on page 2 of the Offer to Purchase as 11,131,234 Shares, should be increased to 11,194,934 Shares, and (y) the number of Shares which must be validly tendered and not withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition, which was reflected on page 2 of the Offer to Purchase as 122,799,742 Shares, should be increased to 122,842,209 Shares. In addition, the aggregate transaction valuation and the amount of the filing fee reflected on the cover page of the Schedule 14D-1 should be correspondingly adjusted. The transaction valuation as so adjusted is $7,002,005,894 (it previously had been reflected as $6,999,585,294) and the amount of the filing fee as so adjusted is $1,400,401.18 (it previously had been reflected as $1,399,917). Since $1,399,917 had previously been paid by Lockheed Martin and the Purchaser on January 12, 1996, Lockheed Martin and the Purchaser are concurrently herewith transmitting to the SEC an additional filing fee amount in order to cover the expected filing fee shortfall of $484.18.

          Item 10.  Additional Information.

               Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraph thereto:

                    "Hart-Scott-Rodino Request for Additional
            Information. The staff of the FTC has informed Lockheed Martin that it intends to issue on February 8, 1996 a request for additional information pursuant to the HSR Act with respect to the Offer. Lockheed Martin intends, and Loral has advised Lockheed Martin that it also intends, to promptly provide the FTC with the requested information. The FTC request will extend the waiting period under the HSR Act until ten days after the date on which Lockheed Martin substantially complies with the FTC's request, unless the FTC decides to terminate the waiting period earlier."

               Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Lockheed Martin on February 7, 1996, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1.

          Item 11.  Material to be Filed as Exhibits

               Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

            Exhibit (a)(11)   Form of press release issued by
                              Lockheed Martin on February 7, 1996.



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              LAC ACQUISITION CORPORATION

                              By:/s/    STEPHEN M. PIPER
                                 Name:  Stephen M. Piper
                                 Title: Assistant Secretary

          Dated: February 7, 1996



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              LOCKHEED MARTIN CORPORATION

                              By:/s/    STEPHEN M. PIPER
                                 Name:  Stephen M. Piper
                                 Title: Assistant Secretary

          Dated: February 7, 1996



     EXHIBIT INDEX

     Exhibit No.                   Description

       Exhibit (a)(11)   Form of press release issued by Lockheed Martin
                         on February 7, 1996.


     Exhibit (a)(11)

                                        FOR IMMEDIATE RELEASE

          TENDER OFFER EXTENSION
          Bethesda, Maryland, February 7, 1996 - Lockheed Martin Corporation (NYSE:LMT) announced today that it is extending its Offer to purchase all outstanding shares of common stock of Loral Corporation (NYSE:LOR) for $38 net cash per Share until 12:00 midnight Eastern Standard Time on Thursday, February 29, 1996. The terms of the extended Offer are identical to those in the original Offer contained in the Offering Materials filed with the SEC on January 12, 1996.

               Details follow:

               In addition to the $38 net cash per share, following consummation of the Offer, Loral has agreed to distribute to its shareholders for each share of Loral common stock held one share of common stock of the newly formed Spin-Off company, Loral Space & Communications, Ltd. (Loral Space), formed in Bermuda. Those persons who hold Shares immediately prior to the time of consummation of the Offer (whether or not the Shares are tendered pursuant to the Offer) will participate in the distribution of shares of Loral Space in connection with the Spin-Off.

               As described in the Offering Materials, the Offer is conditioned upon receiving certain governmental approvals and the satisfaction or waiver of a number of conditions. The conditions include the following: (1) That the antitrust waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR
          Act), with respect to the Offer shall have expired or been terminated. The Federal Trade Commission (FTC) has informed Lockheed Martin that on February 8 it will issue a request for additional information. Lockheed Martin intends, and Loral also intends, to promptly provide the FTC with the requested information. This will extend the waiting period under the HSR Act until 10 days after the date on which Lockheed Martin substantially complies with the FTC's request, unless the FTC decides to terminate the waiting period earlier. (2) That the record date for the Spin-Off has been set by the Board of Directors of Loral Corporation (this is itself conditioned upon, among other things, that the shares of Loral Space have been registered under the federal securities laws).

               Lockheed Martin and Loral are currently seeking these governmental approvals and Lockheed Martin is extending the Offer to provide time for obtaining approvals. In the event that the approvals are not received prior to the new February 29 Offer expiration date, Lockheed Martin has agreed to further extend the Offer as necessary. However, Lockheed Martin is not obligated to extend the Offer beyond June 30, 1996.

               Loral Corporation has advised Lockheed Martin that, at least 10 days prior to the record date for the Spin-Off (the time of the record date is expected to occur immediately prior to the time on which the Offer is consummated), Loral Corporation will give notice of the record date and will distribute to holders of Loral shares an information statement or prospectus relating to the Spin-Off and Loral Space.

               As of the close of business on Tuesday, February 6, 1996, 26,672,079 Shares had been tendered and not withdrawn.

               Lockheed Martin, headquartered in Bethesda,
          Maryland, is a highly diversified advanced technology company, with business sectors in aeronautics, space and strategic missiles, electronics, information and technology services and energy and environment. Loral, headquartered in New York City, is a high technology company that primarily concentrates in defense electronics, communications, space and systems integration.

          CONTACT:

          Ron Meder/Lockheed Martin Corporation/301-897-6258
          Joanne Hvala/Loral Corporation/212-697-1105
          Ruth Pachman or Jim Fingeroth/Kekst & Co./212-593-2655